

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

April 20, 2009

Mr. Jeffrey T. Hanson
Chief Executive Officer and Chairman
Grubb & Ellis Healthcare REIT II, Inc.
1551 N. Tustin Avenue, Suite 300
Santa Ana, CA 92705

> **Re: Grubb & Ellis Healthcare REIT II, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 19, 2009**
> **File No. 333-158111**

Dear Mr. Hanson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page 17 that the company intends to effect a liquidity event within five years after the completion of your offering stage. Please explain in greater detail when the company expects to complete the offering stage. Also discuss whether the board of directors at such time is required to consider a liquidity event such as those described on page 17 or if the company is required to have a stockholder vote upon the matter. If the company is not obligated to effectuate a liquidity event, please include a risk factor or revise your related risk factors to describe this risk and include this risk on the cover page of the prospectus.

2.   Please provide us with highlighted copies of any study or report that you cite or upon which you rely. For example, we note references on page 69 to studies by the U.S. Census Bureau, the American Hospital Association and First Consulting Group. Please confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts' consents as exhibits to the registration statement.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase plan during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Compensation to Our Advisor, Our Dealer Manager and Their Affiliates, page 10

5.   Please revise the disclosure to reflect the use of offering proceeds as well as your leverage policy. Describe all fees on a leveraged and unleveraged basis. Provide similar disclosure in the more detailed compensation table beginning on page 93.

6.   Please note here and on the table beginning on page 93 that personnel costs will be included in the operating expenses paid to your advisor or its affiliates, if true.

Investment Objectives and Strategy and Criteria, page 62

7.   We note that many statements appear to relate to facts or conditions that are not

supported by citation references in the accompanying text, including the following examples:

- As stated on page 67: "Third-party ownership and management of hospital-affiliated medical office buildings substantially reduces the risk that hospitals will violate complex Medicare and Medicaid fraud and abuse strategies."

- As stated on page 68: "A growing number of medical providers have determined that third-party development and ownership of real estate with long term leases is an attractive alternative to investment their capital in bricks-and-mortar."

- As stated on page 69: "The South and West dominate the list of fastest growing states."

The basis for your comparative factual assertions and for your management's beliefs must be clear from the text of the prospectus or supporting documentation must be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

8.   We note that you will consider geographic trends in your investment strategy and refer to the population growth you anticipate in Southern and Western states, yet you state on page 42 that it is you expect your properties will be diverse according to geographic area. If it is your intent to focus your investment in the Southern and Western states, please clarify this intent throughout the prospectus. If, however, you plan to invest throughout the United States, please tell us why you believe it is appropriate to discuss population growth in Southern and Western states as a part of your investment strategy.

Investment Policies and Limitations, page 75

9.   You state that your general policy will be to not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans on such property, including your loan, would exceed an amount equal to 85 percent of the appraised value of the property, but that your general policy will be that the aggregate value of such loans not exceed 75 percent of the appraised value of the property. The current disclosure makes it unclear if your policy is to limit loans to 75 or 85 percent of the disclosure, and under which circumstances you would consider exceeding 75 percent of the appraised value of the property. Please revise your disclosure or advise.

Investment Company Act Considerations, page 77

10.   We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption upon which you intend to rely and how your investment strategy will support that exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.

Our Advisor, page 89

11.   We refer to your disclosure in the risk factors that your advisor may receive fees in the event you internalize your advisor in connection with your conversion to a self-administered REIT. Please disclose if it is your intent to convert to a self-administered REIT and disclose the circumstances in which the company would convert.

Conflicts of Interest, page 102

12.   We refer to the right of first refusal held by Grubb & Ellis Healthcare REIT, Inc. and note that such right terminates when Grubb & Ellis Healthcare REIT, Inc. has invested the net offering proceeds from its current public offering. Please disclose, if known, when you expect such right of first refusal to terminate.

Prior Performance Summary, page 107

13.   Please give the inception date for Grubb & Ellis Group.

Share Repurchase Plan, page 150

14.   Please include a statement that a shareholder must present for repurchase at least 25 percent of shares owned to participate in the share repurchase plan.

15.   Please include a brief discussion of any potential tax consequences related to the repurchase of shares. Refer to Item 17(6) of Industry Guide 5.

16.   Please clarify if repurchase requests that you were not able to accommodate in a prior quarter will be given priority over new requests.

Redemption Rights, page 157

17.   Please clarify how you will determine the value of the shares of common stock
        that may be issued to your limited partners upon redemption of any limited
        partnership units.

Financial Statements and Notes

Note 4. Related Party Transactions, page F-5

18.   Please consider expanding your note disclosures to include significant terms
        relating to the agreements with your advisor, dealer manager, and its affiliates.
        Expanded disclosures should include information related to fees and
        compensation to be paid as disclosed in other parts of your filing.

Exhibit A – Prior Performance Tables

19.   We note your table information is as of or through December 31, 2007. Please
        update the information within these tables to be as of or through December 31,
        2008.

20.   We note that you have not included Table I for your public programs. Please tell
        us why you have not included this information.

21.   Please tell us why you have not included Table III data for Grubb & Ellis
        Apartment REIT, Inc. and Grubb & Ellis Healthcare REIT, Inc.

22.   We note that you have not included Table IV data for T REIT, Inc. Please confirm
        for us that T REIT Liquidating Trust maintains ongoing operations or tell us why
        you have omitted this information.

Prospectus Back Cover Page

23.   Please remove the reference to Grubb & Ellis Realty Investors on the back cover
        page of the prospectus or advise us why such revision is not necessary.

24.   The back cover page lists the maximum offering as 300,000,000 shares. Please
        revise to include the shares to be offered pursuant to your dividend reinvestment
        plan and to be consistent with the front cover page of the prospectus.

Exhibit Index

25.   Please file all required exhibits as promptly as possible. We will review the
        exhibits prior to granting effectiveness of the registration statement and may have
        further comments after our review.

# # # #

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with
      respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility
      for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
      defense in any proceeding initiated by the Commission or any person under the
      federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Lauren B. Prevost
        Heath D. Linsky
        Morris, Manning & Martin, LLP
        Via facsimile (404) 365-9532